Mail Stop 4561

February 13, 2008

Mr. Umang Gupta
Chairman of the Board and Chief Executive Officer
Keynote Systems, Inc.
777 Mariners Island Blvd.
San Mateo, CA 94404

> **Re:** **Keynote Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed December 17, 2007**
> **Form 8-K Filed January 28, 2008**
> **File No. 0-27241**

Dear Mr. Gupta:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Management's Discussion and Analysis
Results of Operations, page 33

1. We note disclosures throughout your filing concerning the importance of renewals by existing customers to your results. Please tell us if management monitors

renewals, and if so, how you considered disclosing renewal rates as part of explaining changes and trends in your results. For example, it appears that renewal rates for subscriptions would be helpful in understanding changes in your subscription services revenue; similarly, it appears that renewal rates for maintenance agreements would be helpful in understanding changes in your ratable license revenues.

<u>Financial Statements for the Fiscal Year Ended September 30, 2007</u>
<u>Note 2(B) – Revenue Recognition, page 57</u>

2.   We read in your risk factors on page 17 that you have occasionally given credits to customers as a result of past problems with your services. Please explain this statement to us in more detail, including whether the credits were a reduction in billing for the current services, and tell us how you account for any credits or refunds for services. Please also tell us whether you have given any credits or refunds related to your software licenses.

3.   We note from page 9 that you sell some services through companies like IBM Global Services and EDS, who sell or bundle your services to their customer base as a value-added service. We also read that you sell your services to content distribution providers, who use your services as a pre-sales tool for their potential customers or in service level agreements with their existing customers. For each of these types of sales, please explain to us in reasonable detail how you account for the related revenue, and tell us how you considered disclosing this policy in your footnote. Also tell us if these types of sales give rise to the "free trial periods" that you refer to on page 57.

4.   We note your discussion of subscription services revenue. Based on disclosures throughout your filing, it appears that your subscriptions services revenue may be comprised of revenue from hosting arrangements and revenue from related services that do not qualify as separate units of accounting under EITF 00-21. Please confirm our assumptions, or explain to us in greater detail what is represented by your subscription services revenue. If our assumptions are correct, please respond to the following comments:

- Please provide us with a detailed analysis under EITF 00-3 to explain to us how you determined that SOP 97-2 was not applicable to these arrangements.

- We note your discussion of billing arrangements for subscription services. Please explain to us why some customers pay in advance for subscriptions while others are billed in arrears, and explain to us why revenues are recognized differently for customers billed in arrears.

- Please tell us what consideration you gave to clarifying these matters to your readers.

5.   We note your discussion of ratable licenses revenue and have the following comments:

- Please tell us whether your SIGOS SITE licenses, or any other software licenses that you sell, are time-based licenses or perpetual licenses. If the licenses are perpetual licenses, please explain further your consideration of SOP 97-2 in accounting for such licenses. In this regard, we note your disclosures on page 34 where you indicate that the Company experienced revenue growth, in part, from customers "renewing maintenance agreements." If your customers are only required to renew the maintenance element of these arrangements, then please explain further why you believe the Company is unable to determine VSOE for this element pursuant to paragraph 10 of SOP 97-2 and why ratable revenue recognition is appropriate pursuant to paragraph 12 of SOP 97-2.

- We read elsewhere in your filing that your WebEffective platform may be sold as a technology license or on a subscription basis. For instances where this platform is sold as a technology license, please tell us how you account for such sales. Also tell us how you considered clarifying this in your revenue recognition footnote.

6.   We note your discussion of professional services revenue, including your CEM services. Please explain to us in more detail your revenue recognition for these CEM services and the accounting literature upon which you are relying. In this regard, it appears that these services generally consist of performing research for your customers and reporting the results of that research, and it is unclear to us that it would be appropriate to recognize revenue from such research projects prior to delivering your report. We note that your current disclosures indicate that revenue is recognized either as services are performed or as milestones are delivered based on input measures. In addition, please explain what input measures are used for revenue recognition purposes and tell us why you believe input measures are a reasonable surrogate for an output measure, particularly in an arrangement that may be based on milestones.

Note 3 – Cash, Cash Equivalents and Short-Term Investments, page 69

7.   We note your disclosures here and in Note 2(E) concerning short-term investments. We note that your short-term investments include certain securities that mature beyond one year, including auction rate securities that have been classified as short-term because management views them as available to support current operations. Given the recent turmoil in the credit markets, please tell us in

more detail how you determined that these securities were available to support current operations, including telling us whether you have experienced any difficulties with the auctions for your auction rate securities. Also tell us the impact, if any, the turmoil in the credit markets has had on your valuation of these investments and how you considered addressing these matters for your investors.

Supplementary Data, page 84

8.   Please tell us how your presentation of this supplementary data complies with Item 302(A)(1) of Regulation S-K. In this regard, you do not appear to have disclosed gross profit.

Item 9A – Controls and Procedures, page 87

9.   We note your discussion of the material weakness in your internal control over financial reporting as of September 30, 2007 and have the following comments:

- We read that this material weakness resulted in a number of adjustments to the consolidated financial statements, including a material adjustment to accrued liabilities, being recorded in the fourth quarter. Please explain these adjustments to us in reasonable detail and quantify them. Also tell us how you considered whether your prior quarterly financial statements were misstated, since you indicate that the fourth quarter adjustments were material.

- We note you are taking steps to remediate the material weakness primarily through the hiring of additional accounting and finance personnel with technical accounting and financial reporting experience. Given the nature of your fourth quarter adjustments, please explain to us in more detail how these additional personnel will remediate your material weakness, and tell us any other steps you are taking to remediate the material weakness. Tell us how you may clarify your remediation steps in future filings.

Form 8-K Filed January 28, 2008

10.   We note your use of non-GAAP measures under Item 9.01 of the Form 8-K noted above which excludes a certain number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- the economic substance behind management's decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. We remind you that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and integral to your performance. For example, it is unclear to us why amortization of intangible assets is not relevant for investors considering that the use of these assets contributes to generating revenue. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Also tell us how you considered the guidance in SAB Topic 14G.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief